Filed under Rule 433
Registration No. 333-155759
M&T BANK CORPORATION ANNOUNCES FEDERAL RESERVE BOARD APPROVAL
OF ITS APPLICATION TO ACQUIRE WILMINGTON TRUST CORPORATION
BUFFALO, N.Y. April 26, 2011/PRNewswire/ — M&T Bank Corporation (“M&T”)(NYSE: MTB) announced today that its application to acquire Wilmington Trust Corporation (“WTC”) (NYSE: WL) has been approved by the Board of Governors of the Federal Reserve System. Additional regulatory approvals, including those from the New York State Banking Superintendent and the Delaware Banking Commissioner, are still pending. Subject to the terms and conditions of the merger agreement, M&T expects to close the merger with WTC promptly after receiving the remaining regulatory approvals and after the 15-day waiting period associated with the Federal Reserve Board’s approval order has expired.
As noted at the time the merger with WTC was announced on November 1, 2010, following completion of the merger, M&T expects its capital ratios at the end of the second quarter of 2011 to be comparable to what they were as of September 30, 2010. Pursuant to its capital plan, M&T intends to undertake a series of actions during the second quarter of 2011:
•	Simultaneous with the closing of the merger, M&T intends to redeem the $330 million of preferred stock that was issued to the U.S. Department of the Treasury (“Treasury Department”) by WTC pursuant to the Troubled Asset Relief Program (“TARP”).

•	By the end of the second quarter of 2011, M&T intends to repay an additional $370 million of the TARP preferred stock issued to the Treasury Department by Provident Bankshares Corporation and by M&T.

•	To supplement its Tier 1 capital, M&T will issue $500 million of new perpetual preferred stock prior to the end of the second quarter of 2011.
René F. Jones, M&T’s Executive Vice President and Chief Financial Officer, commented, “We are pleased to have reached another milestone toward completion of our merger with Wilmington Trust. In addition, our planned capital actions will sustain our strong capital base and enable us to continue to meet the credit needs of our consumer and commercial customers throughout the communities we serve.”
Under the terms of the merger agreement, upon closing of the WTC merger, WTC shareholders will receive 0.051372 shares of M&T common stock in exchange for each share of WTC common stock they own. As previously announced by WTC, its shareholders approved the merger on March 22, 2011.

M&T is a financial holding company headquartered in Buffalo, New York. M&T’s banking subsidiaries, M&T Bank and M&T Bank, National Association, operate retail and commercial bank branches in New York, Pennsylvania, Maryland, Virginia, West Virginia, New Jersey, Delaware, the District of Columbia and Ontario, Canada.
THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES AND SHALL NOT CONSTITUTE AN OFFER, SOLICITATION OR SALE OF ANY SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL. THE OFFERING MAY BE MADE ONLY BY MEANS OF A PROSPECTUS.
M&T has an existing shelf registration statement on file with the Securities and Exchange Commission (SEC) and will file a prospectus supplement prior to offering its securities, as applicable. Before you invest, you should read the registration statement (including the base prospectus), the prospectus supplement and other documents M&T has filed with the SEC for more complete information about M&T and any such offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, M&T will arrange to send you any such prospectus if you request it by calling (716) 842-5138.
Forward-Looking Statements
This press release contains forward looking statements within the meaning of the Private Securities Litigation Reform Act giving M&T’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements.
In addition to factors previously disclosed in our filings with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this presentation, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the M&T and Wilmington Trust businesses or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of M&T products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms, including those associated with the Dodd-Frank Wall Street Reform and Consumer Protection Act. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

INVESTOR CONTACT: Donald J. MacLeod (716) 842-5138

MEDIA CONTACT: Philip Hosmer (410) 916-0790